

Oxford Hounds™



OXFORD HOUNDS

Superior quality mens luxury apparel and accessories from designer to doorstep



Vision & Value Proposition

Oxford Hounds is a DTC mens luxury lifestyle apparel and accessories brand that crafts exceptional products exclusively from Italian materials and craftsmanship & passes the savings along to the consumer











The Problem

⊟ Brick & Mortar
Most luxury brands are found in boutiques and brick & mortar

👎 Too Difficult
Male luxury customer detests shopping in stores - too difficult a process

✕ Mass Closings
25k brick & mortar closed in 2020 with an expected 10k in 2021.

$ Customers Overpay
Customer is paying inflated prices for inferior quality product to subsidize retailer and wholesalers margins



The Solution



DTC Only

We take the hassle out of shopping by bringing the store directly to the consumer



Customer Centric

We don't just sell products we build relationships



Better Value

No middleman - affordability to use superior quality materials & craftsmanship and pass savings on to the customer



Loyalty

We love our customers
high value loyalty benefits, perks & rewards



Target Market and Opportunity

→ **Fashion E-Commerce**

Retail e-commerce revenues from apparel and accessories sales are projected to increase to $153.6B in 2024.

→ **Apparel Sales**

2020 global e-commerce revenue of apparel, accessories, and footwear are the number one e-commerce sector in the world.

→ **Online Growth**

Estimates project an overall increase in e-commerce penetration of apparel, footwear & accessories will increase from 46.6% in 2021 to 60.32% by 2024.




Revenue in the Fashion Market

IN BILLION US$ (WORLDWIDE)

$1,250B		
$1,000B		$953B
		$899.9B
$750B	$835.9B	
	$758.3B	
$500B	$664.5B	
	$525.1B	
$250B	$439B	
	$359.9B	
0		
2017 2018 2019 2020 2021 2022 2023 2024		

■ Apparel   ■ Footwear   ■ Bags + Accessories

Growth  Strategy



Customer Service

Highly skilled customer agents

Chat live with Experts

Customer Review Boards

Interactive website



Marketing & Sales

Proprietary Digital Platform

SEO, SEM, SMM

Customer Loyalty Programs

Email Campaigns

Public Relations

Facebook/Instagram Ads



Product Development

Original Design

Sustainability

Predictive Analytics

Customer Feedback

Revenue Model

From Designer to Doorstep - **No Middleman**

Oxford Hounds

$20 Shirt Cost → $90 MSRP
MSRP 25% Less than the Competition
= $70 GP →

+218% GP Compared to the Competition

Competition

$20 Shirt Cost → Retailer Pays $42 → $120 MSRP =

$22 Vendor GP
pre-markdown contribution

Competition

	Peter Millar	Tommy Hilfiger	vineyard vines	Oxford Hounds
Italian Materials	✗	✗	✗	✓
Original Design	✓	✗	✗	✓
Exclusively DTC	✗	✗	✗	✓
Price-Value	✓	✗	✗	✓

Competitive Advantage

Experience
Teams unrivaled 50+ years of expertise and experience in this space

Craftsmanship
All products crafted only from the finest Italian materials & workmanship

Exclusively DTC
We believe we are the only exclusively DTC mens luxury lifestyle brand

Relationships
Long term personal relationships with strategic partners

Digital Platform
We employ a proprietary digital marketing platform dedicated to consumer sales

Investment and Use of Funds



Current Raise:
$1.07M

Total Raise:
$2.5M

- Working Capital
- Inventory
- Product Development
- Closing Cost
- Misc Expenses

The Oxford Hounds Team



James Tulin
Founder & CEO

Former CPO, Director & Principal
Swank Inc. (largest mens & ladies
accessories firm in the world)



James Tulin II
President & COO

20 years experience
social media and DTC
marketing



Alexander Tulin
CMO

Product development & branding
liaison to Ralph Lauren, Guess &
Tommy Hilfiger

Advisory

Jerry Kassner - CFO Swank Inc. 1999-2014

Joseph Hipple - CEO & Founder, F.E.A. | Strategies Group, LLC

Allan Bashah - Technology Advisor



James Tulin
Founder & CEO

 jim@oxfordhounds.com

 instagram.com/oxfordhound

 linkedin.com/company/oxfordhounds

 facebook.com/oxfordhoundsinc